Exhibit 99.1

Azure Power becomes the first Renewable Energy company in India to be SA8000 certified

New Delhi, July 7, 2022: Azure Power (NYSE: AZRE), a leading sustainable energy solutions provider and renewable power producer in India, announced that it has been awarded SA 8000:2014 certification, an international standard for social accountability. Azure Power is the first Renewable Energy company in India to have been awarded this certification.

SA8000 is the world’s leading social certification program. This is an auditable standard that requires organizations to develop, maintain, and apply socially acceptable practices in the workplace including supply chain.

Harsh Shah, CEO, Azure Power said, “Social responsibility is core to how we conduct our business, including our supply chain. Benchmarking against high global standards help us to maintain, strengthen and demonstrate our commitment to adhere to highest social standards of corporate governance. It further provides assurance to our stakeholders on the company’s social performance and commitment to conduct business in a socially responsible manner.”

Sumit Barat, Chief Sustainability Officer, Azure Power, further added, “We are proud to have implemented systems and processes that resulted in achieving the SA 8000 certification and are committed to continually improve our social performance. Obtaining and maintaining the certification provides a well-defined framework to conduct business in a socially responsible manner.”

About Azure Power

Azure Power is a leading independent sustainable energy solutions provider, and power producer in India on a mission to create value for all stakeholders through high-performance Renewable Energy assets.

We developed India's first utility scale solar project in 2009 and since then, Azure Power has grown rapidly to become a leader in developing and operating large utility-scale renewable energy projects in the country.

We also partner with commercial and industrial customers in their decarbonization journey by providing comprehensive solutions for their clean energy needs.

For more information about us, visit: www.azurepower.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995, including statements regarding the Company's future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause the Company's results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; curtailment; the availability of solar panels and other raw materials; its limited operating history, particularly as a new public company; its ability to attract and retain its relationships with third parties, including

Exhibit 99.1

its solar partners; its ability to meet the covenants in its debt facilities; meteorological conditions and such other risks identified in the registration statements and reports that the Company has filed with the U.S. Securities and Exchange Commission, or SEC, from time to time. All forward-looking statements in this press release are based on information available to us as of the date hereof, and the Company assumes no obligation to update these forward-looking statements.

For more information:

Investor Contact

Vikas Bansal

ir@azurepower.com

Media Contact

Samitla Subba

pr@azurepower.com